UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2026

EMPRESA DISTRIBUIDORA Y COMERCIALIZADORA NORTE S.A. (EDENOR)

(DISTRIBUTION AND MARKETING COMPANY OF THE NORTH )

(Translation of Registrant's Name Into English)

Argentina

(Jurisdiction of incorporation or organization)

Av. del Libertador 6363,

12th Floor,

City of Buenos Aires (A1428ARG),

Tel: 54-11-4346-5000

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X     Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes          No  X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2026 AND FOR THE SIX AND THREE-MONTH PERIOD

ENDED JUNE 30, 2026

PRESENTED IN COMPARATIVE FORM

(Stated in millions of constant pesos – Note 3)

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

2

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Glossary of Terms

The following definitions, which are not technical ones, will help readers understand some of the terms used in the text of the notes to the Company’s Condensed Interim Consolidated Financial Statements.

Terms	Definitions
BNA	Banco de la Nación Argentina
CABA	City of Buenos Aires
CAMMESA	Compañía Administradora del Mercado Mayorista Eléctrico S.A. (the company in charge of the regulation and operation of the wholesale electricity market)
CNV	National Securities Commission
CPD	Distribution Own Cost
edenor	Empresa Distribuidora y Comercializadora Norte S.A.
ENARGAS	National Regulatory Authority for the Distribution of Natural Gas
ENRE	National Regulatory Authority for the Distribution of Electricity
ENReGE	National Gas and Electricity Regulatory Authority
FACPCE	Argentine Federation of Professional Councils in Economic Sciences
FNEE	National Fund for Electric Power
GWh	Gigawatt hour
IAS	International Accounting Standards
IASB	International Accounting Standards Board
IFRIC	International Financial Reporting Interpretations Committee
IFRS	International Financial Reporting Standards
IGJ	Inspección General de Justicia (the Argentine governmental regulatory agency of corporations)
INDEC	National Institute of Statistics and Census
IPC	Consumer Price Index
IPIM	Wholesale Price Index
KWh	Kilowatt hour
MEM	Wholesale Electricity Market
MWh	Megawatt hour
PBA	Province of Buenos Aires
PEN	Federal Executive Power
RECPAM	Gain (Loss) on exposure to the changes in the purchasing power of the currency
SACME	S.A. Centro de Movimiento de Energía
SE	Energy Secretariat
VAD	Distribution Added Value

3

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Legal Information

Corporate name: Empresa Distribuidora y Comercializadora Norte S.A.

Legal address: 6363 Av. Del Libertador Ave., City of Buenos Aires

Main business: Distribution and sale of electricity in the area and under the terms of the Concession Agreement by which this public service is regulated

Date of registration with the Public Registry of Commerce:

•	of the Articles of Incorporation: August 3, 1992
•	of the last amendment to the Bylaws: July 24, 2024

Term of the Corporation: August 3, 2087

Registration number with the “Inspección General de Justicia” (the Argentine governmental regulatory agency of corporations): 1,559,940

Parent company: Empresa de Energía del Cono Sur S.A.

Legal address: 1252 Maipú St., 12th Floor - CABA

Main business of the parent company: Investment company and provider of services related to the distribution of electricity, renewable energies and development of sustainable technology

Interest held by the parent company in capital stock and votes: 51%

CAPITAL STRUCTURE

AS OF JUNE 30, 2026

(amounts stated in pesos)

Class of shares	Subscribed and paid-in (See Note 23)
Common, book-entry shares, face value 1 and 1 vote per share
Class A	462,292,111
Class B (1)	442,566,330
Class C (2)	1,596,659
906,455,100

(1)	Includes 30,772,779 treasury shares as of June 30, 2026.
(2)	Relates to the Employee Stock Ownership Program Class C shares (Note 21).

4

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

edenor

Condensed Interim Consolidated Statement of Comprehensive Income

for the six and three-month period ended June 30, 2026

presented in comparative form

(Stated in millions of constant pesos – Note 3)

		Six months at		Three months at
	Note	06.30.26	06.30.25	06.30.26	06.30.25

Revenue	8	1,822,538	1,736,009	918,549	831,988
Energy purchases	8	(1,074,869)	(1,037,198)	(583,769)	(498,946)
Distribution margin		747,669	698,811	334,780	333,042
Transmission and distribution expenses	9	(314,212)	(361,530)	(153,105)	(181,785)
Gross profit		433,457	337,281	181,675	151,257

Selling expenses	9	(144,314)	(139,477)	(72,899)	(66,654)
Administrative expenses	9	(144,786)	(153,283)	(76,130)	(74,563)
Other operating income	10	61,391	32,780	23,489	20,898
Other operating expense	10	(15,117)	(31,580)	(8,959)	(17,900)
Result from interest in joint ventures		23	(72)	23	(72)
Operating result		190,654	45,649	47,199	12,966

Agreement on the Regularization of Obligations	2.b	-	224,654	-	224,654

Financial income	11	5,345	228	3,174	105
Financial costs	11	(164,556)	(184,757)	(82,026)	(100,782)
Other financial results	11	(22,606)	(59,665)	(27,662)	(46,761)
Net financial costs		(181,817)	(244,194)	(106,514)	(147,438)

Monetary gain (RECPAM)		195,468	192,896	77,178	77,931

Income before taxes		204,305	219,005	17,863	168,113

Income tax	28	(47,173)	(44,052)	13,442	(44,001)
Income for the period		157,132	174,953	31,305	124,112

Comprehensive income for the period attributable to:
Owners of the parent		157,132	174,953	31,305	124,112
Comprehensive income for the period		157,132	174,953	31,305	124,112

Basic and diluted income per share:
Income per share (argentine pesos per share)	12	179.58	199.95	35.78	141.84

The accompanying notes are an integral part of the Condensed Interim Consolidated Financial Statements.

5

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

edenor

Condensed Interim Consolidated Statement of Financial Position

as of June 30, 2026 presented in comparative form

(Stated in millions of constant pesos – Note 3)

	Note	06.30.26	12.31.25
ASSETS
Non-current assets
Property, plant and equipment	13	4,871,608	4,830,329
Interest in joint ventures		259	236
Right-of-use asset	14	9,968	12,397
Other receivables	16	837	614
Financial assets at fair value through profit or loss	19	54,689	62,730
Total non-current assets		4,937,361	4,906,306

Current assets
Inventories	15	265,124	272,608
Other receivables	16	44,957	40,291
Trade receivables	17	564,273	579,862
Financial assets at amortized cost	18	54,433	27,494
Financial assets at fair value through profit or loss	19	667,695	660,961
Cash and cash equivalents	20	548,118	242,081
Total current assets		2,144,600	1,823,297
TOTAL ASSETS		7,081,961	6,729,603

6

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

edenor

Condensed Interim Consolidated Statement of Financial Position

as of June 30, 2026 presented in comparative form (continued)

(Stated in millions of constant pesos – Note 3)

	Note	06.30.26	12.31.25
EQUITY
Share capital and reserve attributable to the owners of the Company
Share capital	21	875	875
Adjustment to share capital	21	1,141,650	1,141,650
Treasury stock	21	31	31
Adjustment to treasury stock	21	24,428	24,428
Additional paid-in capital	21	15,875	15,875
Cost treasury stock		(93,526)	(93,526)
Legal reserve		113,958	99,981
Voluntary reserve		1,400,861	1,135,300
Other comprehensive loss		(6,772)	(6,772)
Accumulated profits		157,132	279,538
TOTAL EQUITY		2,754,512	2,597,380

LIABILITIES
Non-current liabilities
Trade payables	23	6,250	5,820
Other payables	24	343,323	394,599
Borrowings	25	1,337,778	823,241
Deferred revenue	26	156,203	162,738
Salaries and social security payable	27	10,189	12,292
Benefit plans		18,927	19,831
Deferred tax liability	28	954,438	982,192
Provisions	30	27,175	28,050
Total non-current liabilities		2,854,283	2,428,763
Current liabilities
Trade payables	23	699,117	656,718
Other payables	24	142,573	148,034
Borrowings	25	360,425	560,556
Deferred revenue	26	4,751	880
Salaries and social security payable	27	84,372	102,505
Benefit plans		2,010	2,349
Income tax payable	28	65,419	109,397
Tax liabilities	29	92,776	94,390
Provisions	30	21,723	28,631
Total current liabilities		1,473,166	1,703,460
TOTAL LIABILITIES		4,327,449	4,132,223

TOTAL LIABILITIES AND EQUITY		7,081,961	6,729,603

The accompanying notes are an integral part of the Condensed Interim Consolidated Financial Statements.

7

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

edenor

Condensed Interim Consolidated Statement of Changes in Equity

for the six-month period ended June 30, 2026

presented in comparative form

(Stated in millions of constant pesos – Note 3)

	Share capital	Adjustment to share capital	Treasury stock	Adjustment to treasury stock	Additional paid-in capital	Cost treasury stock	Legal reserve	Voluntary reserve	Other comprehen- sive results	Accumula- ted (losses) profits	Total equity
Balance at December 31, 2024	875	1,141,650	31	24,428	15,875	(93,526)	79,065	765,663	(8,109)	390,553	2,316,505
Ordinary Shareholders’ Meeting held on April 28, 2025: Appropiation of reserves	-	-	-	-	-	-	20,916	369,637	-	(390,553)	-
Income for the six-month period	-	-	-	-	-	-	-	-	-	174,953	174,953
Balance at June 30, 2025	875	1,141,650	31	24,428	15,875	(93,526)	99,981	1,135,300	(8,109)	174,953	2,491,458

Other comprehensive results	-	-	-	-	-	-	-	-	1,337	-	1,337
Income for the complementary six-month period	-	-	-	-	-	-	-	-	-	104,585	104,585
Balance at December 31, 2025	875	1,141,650	31	24,428	15,875	(93,526)	99,981	1,135,300	(6,772)	279,538	2,597,380

Ordinary Shareholders’ Meeting held on April 29, 2026: Appropiation of reserves (Note 32)	-	-	-	-	-	-	13,977	265,561	-	(279,538)	-
Income for the six-month period	-	-	-	-	-	-	-	-	-	157,132	157,132
Balance at June 30, 2026	875	1,141,650	31	24,428	15,875	(93,526)	113,958	1,400,861	(6,772)	157,132	2,754,512

The accompanying notes are an integral part of the Condensed Interim Consolidated Financial Statements.

8

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

edenor

Condensed Interim Consolidated Statement of Cash Flows

for the six-month period ended June 30, 2026

presented in comparative form

(Stated in millions of constant pesos – Note 3)

	Note	06.30.26	06.30.25
Cash flows from operating activities
Income for the period		157,132	174,953

Adjustments to reconcile net (loss) income to net cash flows from operating activities:
Depreciation of property, plant and equipment	13	119,199	111,194
Depreciation of right-of-use assets	14	3,894	4,976
Loss on disposals of property, plant and equipment	13	2,426	3,720
Net accrued interest	11	152,611	181,465
Income from customer surcharges	10	(16,803)	(16,323)
Exchange difference	11	13,162	31,315
Income tax	28	47,173	44,052
Allowance for the impairment of trade and other receivables	9	12,538	13,270
Adjustment to present value of receivables	11	1,824	2,978
Provision for contingencies	30	11,579	19,332
Changes in fair value of financial assets and financial liabilities	11	(36,511)	(12,767)
Accrual of benefit plans	9	2,983	4,707
Result from the cancelattion of Corporate Notes	11	5,117	-
Loss on integration in kind of Corporate Notes	11	1,615	-
Income from non-reimbursable customer contributions	10	(2,551)	(1,176)
Result from interest in joint ventures		(23)	72
Agreement on the Regularization of Obligations	2.b	-	(224,654)
Monetary gain (RECPAM)		(195,468)	(192,896)
Changes in operating assets and liabilities:
Increase in trade receivables		(75,951)	(134,628)
(Increase) Decrease in other receivables		(5,007)	27,956
Decrease (Increase) in inventories		7,203	(22,469)
Increase in deferred revenue		775	11,306
Increase (Decrease) in trade payables		90,118	(288,668)
Decrease in salaries and social security payable		(3,687)	(16,593)
(Decrease) Increase in benefit plans		(1,029)	39
Decrease in tax liabilities		(112,655)	(10,128)
Increase in other payables		7,730	436,043
Decrease in provisions	30	(10,901)	(2,945)
Payment of income tax payable		(19,533)	-
Net cash flows generated by operating activities		156,960	144,131

9

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

edenor

Condensed Interim Consolidated Statement of Cash Flows

for the six-month period ended June 30, 2026

presented in comparative form (continued)

(Stated in millions of constant pesos – Note 3)

	Note	06.30.26	06.30.25
Cash flows from investing activities
Payment of property, plant and equipment		(141,615)	(189,915)
(Purchase) Sale net of Mutual funds and negotiable instruments		(70,559)	138,692
Net cash flows used in investing activities		(212,174)	(51,223)

Cash flows from financing activities
Proceeds from borrowings		1,003,008	59,461
Payment of borrowings		(526,476)	(56,915)
Payment of lease liability		(4,532)	(8,149)
Payment of interests from borrowings		(85,061)	(39,471)
Payment of Corporate Notes issuance expenses		(32,046)	(383)
Cancelattion of Corporate Notes		(5,117)	-
Net cash flows generated by (used in) financing activities		349,776	(45,457)

Increase in cash and cash equivalents		294,562	47,451

Cash and cash equivalents at the beginning of the year	20	164,893	(48,497)
Exchange difference in cash and cash equivalents		17,194	1,526
Result from exposure to inflation		(5,918)	(247)
Increase in cash and cash equivalents		294,562	47,451
Cash and cash equivalents at the end of the period	20	470,731	233

Supplemental cash flows information
Non-cash activities
Adquisition of advances to suppliers, property, plant and equipment through increased trade payables		(21,289)	(28,491)

Adquisition of advances to suppliers, right-of-use assets through increased other payables		(1,465)	(3,018)

The accompanying notes are an integral part of the Condensed Interim Consolidated Financial Statements

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CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Note	1 | General information

Empresa Distribuidora y Comercializadora Norte S.A. (hereinafter “edenor” or “the Company”) is a corporation (sociedad anónima) organized under the laws of the Argentine Republic, with legal address at 6363 Av. Del Libertador Ave - City of Buenos Aires, Argentina, whose shares are listed on Bolsas y Mercados Argentinos S.A. (ByMA) (Argentine Stock Exchange and Securities Market), traded on Mercado Abierto Electrónico S.A. (MAE) (electronic securities and foreign currency trading market), and the New York Stock Exchange (NYSE).

The Company’s corporate purpose is to engage in the provision of electricity distribution and sale services within the concession area and under the terms of the Concession Agreement by which this public service is regulated. The Company may also provide and/or sale telecommunication services; subscribe or acquire shares of other companies; hold equity interests in other companies engaged in activities related to the distribution and sale of electric power and/or the generation of electric power, whether renewable or conventional, critical minerals, digitalization, and/or artificial intelligence; provide advisory, training, operation and maintenance, consulting and management, and research and analysis services; as well as assign, for valuable consideration or free of charge, specialized know-how acquired in the development of its business activities.

The Company’s economic and financial situation

Throughout this six-month period, the Company’s financial performance maintained the improving trend evidenced in the last few fiscal years. Since 2024, the electricity rate increases, including the approval of the 2025-2030 Electricity Rate Review, have helped restore the Company's capital and financial position.

Furthermore, and taking into consideration the expansion of the corporate purpose carried out in 2024, aimed at providing greater flexibility and actively capturing new business opportunities arising from the energy transition and sustainable mobility, the Company is currently evaluating the acquisition of other energy assets in accordance with its strategic plan to diversify, expand, and capitalize on opportunities in the energy sector, with the aim of strengthening its position in the energy industry and realizing long-term growth opportunities, including the potential acquisition—whether direct or indirect by the Company—of businesses in the power, electricity transmission, and hydrocarbons sectors, including complementary assets in the sale, final refining, and/or distribution (downstream) of hydrocarbons, oil, and their derivatives, as well as in the distribution and sale of natural gas, which, should the Company be selected and the acquisition be consummated (Note 33), will complement its existing operations, allow it to diversify into the natural gas distribution sector, and benefit from the creation of synergies among its regulated public utility operations in Argentina.

Finally, taking into consideration the impact of the electricity rate adjustments implemented, the results of operations for the period continue to reflect an improvement in the Company’s operational and financial performance. Within this framework, the Company has continued to make the investments necessary to maintain grid reliability and enhance service quality through technology and innovation, aimed at more efficient energy use.

Note	2 | Regulatory framework

At the date of issuance of these condensed interim consolidated financial statements, there exist the following changes with respect to the situation reported by the Company in the Consolidated Financial Statements as of December 31, 2025:

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CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

a)	Electricity rate situation

During this period, the periodic monthly rate adjustments continued. By applying the regulatory inflation-adjustment formula for the CPD (33% based on the IPC and 67% based on the IPIM), plus 0.42% above inflation in real terms. The following resolutions have modified the situation reported in the Financial Statements as of December 31, 2025, in connection with the Company’s electricity rate schedules and the seasonal reference prices (Stabilized Price of Energy and Power Reference Price):

Resolution	Date	What it approves	Effective as from	VAD
ENRE No. 198/2026	March 30, 2026	Electricity rate schedules	April 1	2.04%
SE No. 109/2026	April 30, 2026	Seasonal reference prices (1)	May 1	-
ENRE No. 243/2026	May 4, 2026	Electricity rate schedules	May 1	4.10%
ENReGE No. 26/2026	May 28, 2026	Electricity rate schedules	June 1	4.75%
SE No. 151/2026	June 30, 2026	Seasonal reference prices	July 1	-
ENReGE No. 206/2026	June 30, 2026	Electricity rate schedules	July 1	2.95%
SE No. 190/2026	July 30, 2026	Seasonal reference prices	August 1	-
ENReGE No. 375/2026	July 30, 2026	Electricity rate schedules	August 1	1.78%

(1)	It approves the Winter Seasonal Programming for the MEM, May-October 2026 period.

Furthermore, on May 4, 2026, by means of Executive Order No. 318/2026, the PEN appointed the board of directors of the new Gas and Electricity Regulatory Authority (ENReGE). Accordingly, on May 13, 2026, by means of Resolution No. 1/2026, the ENReGE resolved to approve the agency’s temporary organizational structure. Under the current legal framework, the new agency replaces and assumes the functions previously performed by the ENRE and the ENARGAS, which were responsible for the regulation and oversight of electricity and piped natural gas public services.

b)	Agreements on the Regularization of Payment Obligations with CAMMESA – Debt for the purchase of energy in the MEM

As of June 30, 2026, the debts payable relating to: (i) the Payment plan signed on December 29, 2022; (ii) the Payment plan signed on July 28, 2023 and converted into Argentine pesos on May 21, 2025; and (iii) the Payment plan signed on the previously mentioned date, amount to $ 92,586, $ 112,656 and $ 188,771 -with 62, 61, and 70 installments remaining pending-, respectively, and have been disclosed in the current and non-current Other payables account within the Statement of Financial position.

c)	Framework Agreement

On March 19, 2026, the Company and the Federal Government entered into a new agreement on the recognition of electricity consumption in vulnerable neighborhoods of the Province of Buenos Aires for the 2024-2026 period. This consumption represents 57.53% of the total consumption to be jointly recognized by the Federal Government and the Province. In this regard, the aforementioned consumption is supplied at the cost of energy, transmission and the FNEE, excluding the VAD.

The above-mentioned agreement sets forth the consumption amounts to be recognized for 2024 and 2025 (January-October period), totaling $ 7,708 and $ 12,732, respectively; the offsetting thereof against the invoice for energy purchases from the MEM, and the recognition of the Federal Government’s obligation to pay for subsequent consumption relating to the 2025-2026 periods, subject to the ENReGE’s prior verification of the carrying out of certain works in accordance with the annual investment plan. On May 13, 2026, CAMMESA offset the amount of $ 7,708 against the invoice for energy purchases from the MEM, and on July 27, 2026, the ENReGE recognized the carrying out of the works plan for the January-October 2025 period. The Company has therefore notified the Energy Secretariat of the foregoing, seeking an immediate offset against the agreements described in Note 2.b) above.

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CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Likewise, on June 22, 2026, the Company and the Province of Buenos Aires entered into an identical agreement on the recognition of electricity consumption in vulnerable neighborhoods of the Province of Buenos Aires, representing the remaining 42.47% of the total consumption for the 2024 period, for an amount of $ 5,450, payable in four bimonthly installments, the first of which was paid on July 13, 2026, for an amount of $ 1,362. Furthermore, the Company reiterated its request to the Infrastructure Ministry of the Province of Buenos Aires to have the recognition for the 2025–2026 periods formalized, as was the case with the Federal Government.

As of June 30, 2026, the Company has recognized income of $ 27,273 relating to the total amounts recognized, which is disclosed in the Other operating income account, within the Statement of Comprehensive Income.

Note	3 | Basis of preparation

These condensed interim consolidated financial statements for the six-month period ended June 30, 2026 have been prepared in accordance with the provisions of IAS 34 “Interim Financial Reporting”. They were approved for issue by the Company’s Board of Directors on August 10, 2026.

By means of General Resolution No. 622/2013, the CNV provided for the application of Technical Resolution No. 26 of the FACPCE, which adopts the IFRS Accounting Standards issued by the IASB, for those entities that are included in the public offering system of Law No. 17,811, as amended, whether on account of their capital or their corporate notes, or have requested authorization to be included in the aforementioned system.

These condensed interim consolidated financial statements include all the necessary information in order for the users to properly understand the relevant facts and transactions that have occurred subsequent to the issuance of the last Consolidated Financial Statements for the year ended December 31, 2025 and until the date of issuance of these condensed interim consolidated financial statements. The Company’s Management estimates that they include all the necessary adjustments to fairly present the results of operations for each period. The results of operations for the six and three-month period ended June 30, 2026 and its comparative period as of June 30, 2025 do not necessarily reflect the Company’s results in proportion to the full fiscal year. Therefore, the condensed interim consolidated financial statements should be read together with the audited Consolidated Financial Statements as of December 31, 2025 prepared under IFRS Accounting Standards.

The Company’s condensed interim consolidated financial statements are measured in pesos (the legal currency in Argentina), restated in accordance with that mentioned in this Note, which is also the presentation currency.

Comparative information

The balances as of December 31 and June 30, 2025, as the case may be, disclosed in these condensed interim consolidated financial statements for comparative purposes, arise as a result of restating the annual Consolidated Financial Statements and the Condensed Interim Consolidated Financial Statements as of those dates, respectively, to the purchasing power of the currency at June 30, 2026, as a consequence of the restatement of financial information described hereunder. Furthermore, certain amounts of the financial statements presented in comparative form have been reclassified in order to maintain consistency of presentation with the amounts of the current periods.

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CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Restatement of financial information

The condensed interim consolidated financial statements, including the figures relating to the previous year/period, have been stated in terms of the measuring unit current at June 30, 2026, in accordance with IAS 29 “Financial reporting in hyperinflationary economies”, using the indexes published by the FACPCE. The inflation rate for the period of January 1, 2026 - June 30, 2026 was 16.8%.

Segment information

edenor‘s main activity consists of the provision of electricity distribution and sale services within the concession area. As of June 30, 2026, all the Company’s revenues, expenses, assets and liabilities are associated with a single operating and geographical segment. Accordingly, no additional disaggregation by business segment is presented, as internal management and decision-making are conducted based on a single segment.

Note	4 | Accounting policies

The accounting policies adopted for these condensed interim consolidated financial statements are consistent with those used in the Consolidated Financial Statements for the last financial year, which ended on December 31, 2025.

New accounting standards, amendments and interpretations issued by the IASB that are effective as of June 30, 2026 and have been adopted by the Company

The accounting policies adopted for these condensed interim consolidated financial statements are consistent with those used in the Consolidated Financial Statements for the last financial year, which ended on December 31, 2025.

New accounting standards, amendments and interpretations issued by the IASB that are effective as of June 30, 2026 and have been adopted by the Company

- IFRS 7 “Financial Instruments: Disclosures” and IFRS 9 “Financial Instruments”, amended in May 2024. The amendments address matters identified during the post-implementation review of the classification and measurement requirements of financial instruments. The application of these amendments has had no impact on the Company’s results of operations or its financial position.

- Annual improvements to IFRS – Volume 11, issued in July 2024. It contains amendments to IFRS 1 “First-time adoption of IFRS”, IFRS 7 “Financial Instruments: Disclosures”, IFRS 9 “Financial Instruments”, IFRS 10 “Consolidated Financial Statements” and IAS 7 “Statement of Cash Flows”. The application of these amendments has had no impact on the Company’s results of operations or its financial position.

There are no new IFRS Accounting Standards or IFRIC applicable as from this period that have a material impact on the Company’s condensed interim consolidated financial statements.

New accounting standards, amendments and interpretations issued by the IASB that are not yet effective and have not been early adopted by the Company

In accordance with Title IV, Chapter III, Section 1 of CNV Regulations, the early adoption of IFRS and/or their amendments is not permitted, unless specifically allowed at the time of adoption.

14

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

- IFRS 18 “Presentation and disclosure in financial statements”, issued in April 2024. It includes new requirements for all entities applying IFRS for the presentation and disclosure of information in financial statements. It introduces three defined categories of income and expenses (operating, investing and financing) that modify the structure of the statement of profit or loss, and requires companies to present new defined subtotals, including operating profit or loss, in order to analyze the companies’ financial performance and facilitate comparison between companies. The standard requires companies to disclose explanations of those company-specific measures that are related to the statement of profit or loss, referred to as management-defined performance measures. It provides enhanced guidance on how to organize information and whether to provide it in the primary financial statements or in the notes. It requires that companies provide more transparency about operating expenses. The management-defined performance measures, as defined by IFRS 18, consist of measures that are subtotals of income and expenses. IFRS 18 does not require companies to provide management-defined performance measures but does require companies to explain them if they are provided.

IFRS 18 replaces IAS 1 “Presentation of financial statements” but carries forward many requirements from IAS 1 unchanged. IFRS 18 is effective for annual reporting periods beginning as from January 1, 2027, with early adoption permitted. In this regard, the Company is currently assessing the impact of IFRS 18 and expects significant changes in the presentation of the Statement of Comprehensive Income and its related notes.

- IFRS 19 “Subsidiaries without public accountability: Disclosures”, issued in May 2024. It specifies reduced disclosure requirements that an eligible entity is permitted to apply instead of the disclosure requirements in other IFRS. IFRS 19 is effective for annual reporting periods beginning as from January 1, 2027, with early adoption permitted. The Company does not expect the adoption of this standard to have any impact on its results of operations or financial position.

- IFRS 20 “Regulatory assets and regulatory liabilities”, issued in May 2026. It requires an entity subject to a regulatory agreement to recognize and provide information about its regulatory assets, regulatory liabilities, regulatory income and regulatory expense. IFRS 20 is effective for annual reporting periods beginning as from January 1, 2029. In this regard, the Company is currently assessing the impact of IFRS 20, and expects significant changes in the recognition and measurement of its regulatory assets and liabilities.

- IAS 21 “The effects of changes in foreign exchange rates”, amended in November 2025. It clarifies how companies should translate their financial statements from a non-hyperinflationary currency into a hyperinflationary one. The amendments are effective for annual reporting periods beginning as from January 1, 2027. The Company does not expect the adoption of these amendments to have any impact on its results of operations or financial position.

- IAS 28 “Investments in associates and joint ventures”, amended in June 2026. It clarifies which entities are eligible to measure investments using the fair value option. The amendments are effective for annual reporting periods beginning as from January 1, 2027. The Company does not expect the adoption of these amendments to have any impact on its results of operations or financial position.

15

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Note	5 | Financial risk management

Note	5.1 | Financial risk factors

The Company’s activities and the market in which it operates expose the Company to a number of financial risks: market risk (including currency risk, cash flows interest rate risk, fair value interest rate risk and price risk), credit risk and liquidity risk.

Additionally, the Company could be exposed to difficulties in obtaining financing in international or domestic markets, which could affect certain business variables, such as interest rates, foreign currency exchange rates and the access to sources of financing.

With regard to the Company’s risk management policies, there have been no significant changes since the last fiscal year-end.

a.	Market risks

i.	Currency risk

As of June 30, 2026 and December 31, 2025, the Company’s balances in foreign currency are as follow:

	Currency	Amount in foreign currency	Exchange rate (1)	06.30.26	12.31.25

ASSETS
CURRENT ASSETS
Other receivables	USD	14.9	1473.000	21,948	23,317
Financial assets at amortized cost	USD	3.5	1473.000	5,156	5,238
Financial assets at fair value through profit or loss	USD	446.9	1473.000	658,284	606,394
Cash and cash equivalents	USD	187.2	1473.000	275,768	147,670
TOTAL CURRENT ASSETS				961,156	782,619
TOTAL ASSETS				961,156	782,619

LIABILITIES
NON-CURRENT LIABILITIES
Borrowings	USD	878.3	1482.000	1,301,667	764,169
TOTAL NON-CURRENT LIABILITIES				1,301,667	764,169
CURRENT LIABILITIES
Trade payables	USD	28.0	1482.000	41,501	38,422
	EUR	0.1	1695.260	170	1,001
	CHF	0.1	1836.104	184	-
Borrowings	USD	98.8	1482.000	146,449	311,557
TOTAL CURRENT LIABILITIES				188,304	350,980
TOTAL LIABILITIES				1,489,971	1,115,149

(1)	The exchange rates used are the BNA exchange rates in effect as of June 30, 2026 for United States dollars (USD), Euros (EUR) and Swiss francs (CHF).

16

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

ii.	Fair value estimate

The Company classifies the measurements of financial instruments at fair value using a fair value hierarchy that reflects the relevance of the variables used for carrying out such measurements. The fair value hierarchy has the following levels:

· Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities.

· Level 2: inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. prices) or indirectly (i.e. derived from the prices).

· Level 3: inputs for the asset or liability that are not based on observable market data (i.e. unobservable inputs).

The table below shows the Company’s financial assets measured at fair value as of June 30, 2026 and December 31, 2025:

	LEVEL 1	LEVEL 3

At June 30, 2026
Assets
Other receivables
Assigned assets and in custody	18,132	-
Financial assets at fair value through profit or loss:
Negotiable instruments	119,857	-
Mutual funds	547,838	-
Shares	-	54,689
Cash and cash equivalents:
Mutual funds	255,457	-
Total assets	941,284	54,689

	LEVEL 1	LEVEL 3
At December 31, 2025
Assets
Other receivables
Assigned assets and in custody	20,543	-
Financial assets at fair value through profit or loss:
Negotiable instruments	152,913	-
Mutual funds	508,048	-
Shares	-	62,730
Cash and cash equivalents
Mutual funds	70,756	-
Total assets	752,260	62,730

As of June 30, 2026, the Company has investments in equity instruments relating to minority interests in unlisted companies, engaged in the development of early-stage mining projects. As there is no active market for these shares, their fair value was classified within Level 3 of the hierarchy established by IFRS 13.

17

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

The fair value of these investments was determined on the basis of valuation reports prepared by independent experts, using a market approach based on recent comparable transactions involving properties at similar exploration stages, adjusted for specific conditions, such as location, degree of geological development, and macroeconomic environment. The applied method consisted of using per-hectare multiples, weighted according to the aforementioned factors.

Significant unobservable variables

Among the key unobservable inputs included in the valuation, the following stand out:

- Market value per hectare adjusted for geological prospectivity.

- Project development stage (pre-exploration or initial exploration).

- Exclusion of transactions in non-applicable geographic regions.

The properties comprise projects at the initial stage of exploration in the lithium, copper, and gold sectors, located in regions with high mining activity and strong discovery potential, such as the province of Catamarca (mountain range area and western salt flats) and border areas between Argentina and Chile. Due to the fact that most of these properties show little or no exploration development, and that there is no active market for this type of assets, their valuation was determined based on third-party comparable transactions carried out over the last five years. These transactions were adjusted according to the exploration stage, location, and other particular conditions of each project.

For lithium-related properties, mainly located in salt flats and brine areas, reference values range from USD 80 to USD 985 per hectare, taking into account geological prospectivity and the limited available information. As for copper and gold projects, located in areas with early exploration activity and high potential but without defined resources, the range considered varies between USD 200 and USD 1,000 per hectare, using comparable transactions in the region as a reference.

Sensitivity

Due to the fact that the fair value estimate is subject to significant uncertainties arising from the absence of an active market for these assets, reasonable changes in the variables used (for example, variations in reference multiples or in the assessment of the geological potential) could significantly impact the value assigned to the investments (Note 19).

iii.	Interest rate risk

Interest rate risk is the risk of fluctuation in the fair value or cash flows of an instrument due to changes in market interest rates. The Company’s exposure to interest rate risk is mainly related to its long-term debt obligations.

Indebtedness at floating rates exposes the Company to interest rate risk on its cash flows. Indebtedness at fixed rates exposes the Company to interest rate risk on the fair value of its liabilities. As of June 30, 2026, with the exception of both the Class No. 9 Corporate Notes issued by the Company in Argentine pesos, at a TAMAR floating interest rate plus an annual 6% fixed margin, and the bank loans in Argentine pesos (Note 25), all loans were obtained at fixed interest rates. The Company’s policy is to keep the largest percentage of its indebtedness in instruments that accrue interest at fixed rates.

18

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Note	6 | Critical accounting estimates and judgments

The preparation of the condensed interim consolidated financial statements requires the Company’s Management to make estimates and assessments concerning the future, exercise critical judgment and make assumptions that affect the application of the accounting policies and the reported amounts of assets and liabilities and revenues and expenses.

These estimates and judgments are permanently evaluated and are based upon past experience and other factors that are reasonable under the existing circumstances. Future actual results may differ from the estimates and assessments made at the date of preparation of these condensed interim consolidated financial statements.

In the preparation of these condensed interim consolidated financial statements, there were no changes in either the critical judgments made by the Company when applying its accounting policies or the sources of estimation uncertainty used with respect to those applied in the Consolidated Financial Statements for the year ended December 31, 2025.

Note	7 | Contingencies and lawsuits

The provision for contingencies has been recorded to face situations existing at the end of each period that may result in a loss for the Company if one or more future events occurred or failed to occur.

At the date of issuance of these condensed interim consolidated financial statements, there are no significant changes with respect to the situation reported by the Company in the Consolidated Financial Statements as of December 31, 2025, except for the following:

-	Summary Proceedings relating to the ARCA ex officio assessment – Personal Assets Tax – Resolutions No. 154/2025, 180/2026 and 204/2026 DV RRGC

The Tax Collection and Customs Control Agency (“ARCA”) issued a sua sponte deficiency assessment on the Personal Assets Tax – Shares and Equity Interests for the 2019/2021 Fiscal Periods. This tax is assessed on shares or equity interests, and companies act as substitute taxpayers before the Tax Authority.

The sua sponte deficiency assessment issued by ARCA stems from differences in criteria concerning the determination of the taxable base for the Personal Assets Tax – Shares and Equity Interests. The Company believes that the tax return duly filed conformed to applicable regulations, and that there are solid technical and legal grounds to challenge the purported tax adjustment. Consequently, it filed an appeal before the National Tax Court, with the merits of the claim remaining in dispute.

For subsequent fiscal periods, the applicable system has been subject to regulatory amendments and clarifications that help specify the tax determination methodology. However, those amendments do not affect the position of the Company, which reaffirms that the tax returns duly filed were prepared in accordance with the regulations in effect during each period.

19

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Note	8 | Revenue from sales and energy purchases

We provide below a brief description of the main services provided by the Company:

Sales of electricity

Small demand segment: Residential use and public lighting (T1)	Relates to the highest demand average recorded over 15 consecutive minutes that is less than 10 kilowatts. In turn, this segment is subdivided into different residential categories based on consumption. This segment also includes a subcategory for public lighting. Users are categorized by the Company according to their consumption.
Medium demand segment: Commercial and industrial customers (T2)	Relates to the highest demand average recorded over 15 consecutive minutes that is equal to or greater than 10 Kilowatts but less than 50 Kilowatts. The Company agrees with the user the supply capacity.
Large demand segment (T3)	Relates to the highest demand average recorded over 15 consecutive minutes that is greater than 50 Kilowatts. In turn, this segment is subdivided into categories according to the supply voltage -low, medium or high-, from voltages of up to 1 Kilovolt to voltages greater than 66 Kilovolts.
Other: (Shantytowns/ Wheeling system)	Revenue is recognized in the period in which the service provided to certain shantytowns is accrued. In the case of the service related to the Wheeling system, revenue is recognized when the Company allows third parties (generators and large users) to access the available transmission capacity within its distribution system upon payment of a wheeling fee.

The KWh price relating to the Company’s sales of electricity is determined by the ENReGE by means of the periodic publication of electricity rate schedules (Note 2.a), for those distributors that are regulated by the aforementioned Regulatory Authority, based on the rate setting and adjustment process set forth in the Concession Agreement.

Other services

Right of use of poles	Revenue is recognized to the extent that the rental value of the right of use of the poles used by the Company’s electricity network has been agreed upon for the benefit of third parties.
Connection and reconnection charges	Relate to revenue accrued for the carrying out of the electricity supply connection of new customers or the reconnection of already existing users.

20

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Energy purchases

Energy purchase	The Company bills its users for the cost of its energy purchases, which includes energy and capacity charges. The Company purchases electricity at seasonal prices approved by the SE. The Company’s electricity price reflects transmission costs and other regulatory charges.
Energy losses	Energy losses are equivalent to the difference between energy purchased and energy sold. These losses can be classified into technical and non-technical losses. Technical losses represent the energy lost during transmission and distribution within the network as a consequence of the natural heating of the conductors and transformers that carry electricity from power generation plants to users. Non-technical losses represent the remainder of the Company’s energy losses and are mainly due to the illegal use of its services or the theft of energy. Energy losses require that the Company purchase additional energy in order to meet the demand and its Concession Agreement allows it to recover from its users the cost of these purchases up to a loss factor specified in its concession for each rate category. The current loss factor recognized in the electricity rate by virtue of its concession amounts approximately to 10%.

	06.30.26		06.30.25
	GWh	$	GWh	$
Sales of electricity
Small demand segment: Residential use and public lighting (T1)	6,761	1,179,252	6,761	1,134,764
Medium demand segment: Commercial and industrial (T2)	791	222,954	768	210,616
Large demand segment (T3)	1,677	361,615	1,724	342,356
Other: (Shantytowns/Wheeling system)	2,401	50,027	2,362	40,151
Subtotal - Sales of electricity	11,630	1,813,848	11,615	1,727,887

Other services
Right of use of poles		7,332		6,799
Connection and reconnection charges		1,358		1,323
Subtotal - Other services		8,690		8,122
Total - Revenue		1,822,538		1,736,009

	06.30.26		06.30.25
	GWh	$	GWh	$

Energy purchases (1)	13,810	(1,074,869)	13,748	(1,037,198)

(1)	As of June 30, 2026 and 2025, the cost of energy purchases includes technical and non-technical energy losses for 2,180 GWh and 2,133 GWh, respectively.

21

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Note	9 | Expenses by nature

The detail of expenses by nature is as follows:

Expenses by nature at 06.30.26
Description	Transmission and distribution expenses	Selling expenses	Administrative expenses	Total
Salaries and social security taxes	113,900	12,573	30,016	156,489
Pension plans	2,171	240	572	2,983
Communications expenses	5,910	6,323	129	12,362
Allowance for the impairment of trade and other receivables	-	12,538	-	12,538
Supplies consumption	16,741	-	2,763	19,504
Leases and insurance	2,170	27	6,585	8,782
Security service	11,293	957	547	12,797
Fees and remuneration for services	63,216	47,853	63,295	174,364
Public relations and marketing	-	3,163	-	3,163
Advertising and sponsorship	-	1,630	-	1,630
Reimbursements to personnel	-	-	6	6
Depreciation of property, plant and equipment	93,764	13,973	11,462	119,199
Depreciation of right-of-use asset	389	779	2,726	3,894
Directors and Supervisory Committee members’ fees	-	-	764	764
ENRE penalties	4,644	7,079	-	11,723
Taxes and charges	-	37,177	25,688	62,865
Other	14	2	233	249
At 06.30.26	314,212	144,314	144,786	603,312

The expenses included in the chart above are net of the Company’s own expenses capitalized in property, plant and equipment as of June 30, 2026 for $ 22,802.

Expenses by nature at 06.30.25
Description	Transmission and distribution expenses	Selling expenses	Administrative expenses	Total
Salaries and social security taxes	112,748	13,784	33,080	159,612
Pension plans	3,325	407	975	4,707
Communications expenses	5,319	6,543	306	12,168
Allowance for the impairment of trade and other receivables	-	13,270	-	13,270
Supplies consumption	29,959	-	2,239	32,198
Leases and insurance	1,846	30	6,585	8,461
Security service	22,082	358	699	23,139
Fees and remuneration for services	94,241	41,111	68,757	204,109
Public relations and marketing	-	3,453	-	3,453
Advertising and sponsorship	-	1,779	-	1,779
Reimbursements to personnel	-	-	8	8
Depreciation of property, plant and equipment	87,463	13,034	10,697	111,194
Depreciation of right-of-use asset	498	995	3,483	4,976
Directors and Supervisory Committee members’ fees	-	-	544	544
ENRE penalties	4,027	11,396	-	15,423
Taxes and charges	-	33,312	25,509	58,821
Other	22	5	401	428
At 06.30.25	361,530	139,477	153,283	654,290

The expenses included in the chart above are net of the Company’s own expenses capitalized in property, plant and equipment as of June 30, 2025 for $ 23,902.

22

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Note	10 | Other operating income (expense), net

	Note	06.30.26	06.30.25
Other operating income
Income from customer surcharges		16,803	16,323
Commissions on municipal taxes collection		1,872	2,249
Fines to suppliers		1,869	1,217
Services provided to third parties		8,845	3,873
Recovery of penalties		-	7,509
Income from non-reimbursable customer contributions		2,551	1,176
Expense recovery		121	236
Framework agreement	2.c	27,273	-
Disposals of property, plant and equipment		1,067	-
Other		990	197
Total other operating income		61,391	32,780

Other operating expense
Gratifications for services		(814)	(7,726)
Cost for services provided to third parties		(1,086)	(587)
Severance paid		(142)	(142)
Provision for contingencies	30	(11,579)	(19,332)
Disposals of property, plant and equipment		-	(2,734)
Other		(1,496)	(1,059)
Total other operating expense		(15,117)	(31,580)

Note	11 | Net finance costs

	06.30.26	06.30.25
Financial income
Interest from assigned assets and placements	5,345	228
Total financial income	5,345	228

Financial costs
Commercial interest	(37,621)	(119,431)
Borrowings interest	(112,161)	(53,878)
Penalties interest	(2,115)	(37)
Fiscal interest and other	(6,059)	(8,347)
Bank fees and expenses	(6,600)	(3,064)
Total financial costs	(164,556)	(184,757)

Other financial results
Changes in fair value of financial assets	36,511	24,214
Changes in fair value of financial liabilities	-	(11,447)
Loss on integration in kind of Corporate Notes	(1,615)	-
Net loss from the cancelattion of Corporate Notes	(5,117)	-
Exchange differences	(13,162)	(31,315)
Adjustment to present value of receivables	(1,824)	(2,978)
Other financial costs (*)	(37,399)	(38,139)
Total other financial results	(22,606)	(59,665)
Total net financial costs	(181,817)	(244,194)

(*) As of June 30, 2026 and 2025, $ 37,531 and $ 38,139, respectively, relate to technical assistance from Empresa de Energía del Cono Sur S.A.

23

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Note	12 | Basic and diluted earnings per share

Basic

The basic earnings per share are calculated by dividing the profit attributable to the holders of the Company’s equity instruments by the weighted average number of common shares outstanding as of June 30, 2026 and 2025, excluding common shares purchased by the Company and held as treasury shares.

The basic earnings per share coincide with the diluted earnings per share, inasmuch as there exist neither preferred shares nor Corporate Notes convertible into common shares.

	Six months at		Three months at
	06.30.26	06.30.25	06.30.26	06.30.25
Income for the period attributable to the owners of the Company	157,132	174,953	31,305	124,112
Weighted average number of common shares outstanding	875	875	875	875
Basic and diluted income per share – in pesos	179.58	199.95	35.78	141.84

24

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Note	13 | Property, plant and equipment

	Lands and buildings	Substations	High, medium and low voltage lines	Meters and Transformer chambers and platforms	Tools, Furniture, vehicles, equipment and communications	Construction in process	Supplies and spare parts	Total
At 12.31.25
Cost	132,524	1,194,546	3,127,713	1,379,406	457,061	1,401,523	51,370	7,744,143
Accumulated depreciation	(40,317)	(520,403)	(1,417,101)	(664,730)	(271,263)	-	-	(2,913,814)
Net amount	92,207	674,143	1,710,612	714,676	185,798	1,401,523	51,370	4,830,329

Additions	762	46	1,976	5,390	1,470	153,260	-	162,904
Disposals	-	(135)	(620)	(1,473)	(198)	-	-	(2,426)
Transfers	12,436	67,564	49,051	21,961	10,901	(161,913)	-	-
Depreciation for the period	(1,398)	(22,028)	(50,172)	(25,941)	(19,660)	-	-	(119,199)
Net amount 06.30.26	104,007	719,590	1,710,847	714,613	178,311	1,392,870	51,370	4,871,608

At 06.30.26
Cost	145,722	1,261,962	3,175,948	1,404,599	468,447	1,392,870	51,370	7,900,918
Accumulated depreciation	(41,715)	(542,372)	(1,465,101)	(689,986)	(290,136)	-	-	(3,029,310)
Net amount	104,007	719,590	1,710,847	714,613	178,311	1,392,870	51,370	4,871,608

•	During the period ended June 30, 2026, the Company capitalized as direct own costs $ 22,802.

25

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

	Lands and buildings	Substations	High, medium and low voltage lines	Meters and Transformer chambers and platforms	Tools, Furniture, vehicles, equipment and communications	Construction in process	Supplies and spare parts	Total
At 12.31.24
Cost	125,106	1,133,480	2,871,641	1,287,188	456,574	1,385,828	52,654	7,312,471
Accumulated depreciation	(38,288)	(480,192)	(1,326,647)	(614,235)	(237,808)	-	-	(2,697,170)
Net amount	86,818	653,288	1,544,994	672,953	218,766	1,385,828	52,654	4,615,301

Additions	1,072	24	803	8,887	6,102	201,518	-	218,406
Disposals	-	(4)	(905)	(2,583)	(228)	-	-	(3,720)
Transfers	4,523	33,874	110,503	33,906	(13,313)	(169,493)	-	-
Depreciation for the period	(1,044)	(20,334)	(47,325)	(24,959)	(17,532)	-	-	(111,194)
Net amount 06.30.25	91,369	666,848	1,608,070	688,204	193,795	1,417,853	52,654	4,718,793

At 06.30.25
Cost	130,701	1,167,325	2,978,748	1,325,893	446,963	1,417,853	52,654	7,520,137
Accumulated depreciation	(39,332)	(500,477)	(1,370,678)	(637,689)	(253,168)	-	-	(2,801,344)
Net amount	91,369	666,848	1,608,070	688,204	193,795	1,417,853	52,654	4,718,793

•	During the period ended June 30, 2025, the Company capitalized as direct own costs $ 23,902.

26

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Note	14 | Right-of-use assets

The leases recognized as right-of-use assets in accordance with IFRS 16 are disclosed below:

	06.30.26	12.31.25
Right-of-use assets under leases	9,968	12,397

The development of right-of-use assets is as follows:

	06.30.26	06.30.25
Balance at beginning of the year	12,397	16,064
Additions	1,465	3,018
Depreciation for the period	(3,894)	(4,976)
Balance at end of the period	9,968	14,106

Note	15 | Inventories

	06.30.26	12.31.25

Supplies and spare-parts	265,124	272,608

Note	16 | Other receivables

	Note	06.30.26	12.31.25
Non-current:
Related parties	31.c	837	614

Current:
Assigned assets and in custody (1)		18,132	20,543
Judicial deposits		3,478	2,902
Security deposits		873	935
Prepaid expenses		3,790	6,018
Advances to suppliers		7,953	8,038
Tax credits		1,234	1,442
Debtors for complementary activities		5,387	2,405
Framework agreement	2.c	5,450	-
Other		649	142
Allowance for the impairment of other receivables		(1,989)	(2,134)
Total current		44,957	40,291

(1)	As of June 30, 2026 and December 31, 2025, relate to Securities issued by private companies for NV 10,500,000, assigned to Global Valores S.A. The Company retains the risks and rewards of the aforementioned assets and may make use of them at any time, at its own request.

The value of the Company’s other financial receivables approximates their fair value.

The non-current other receivables are measured at amortized cost, which does not differ significantly from their fair value.

27

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

The roll forward of the allowance for the impairment of other receivables is as follows:

	06.30.26	06.30.25
Balance at beginning of the year	2,134	79
Increase	237	2,400
Decrease	(65)	-
Result from exposure to inflation	(317)	(49)
Balance at end of the period	1,989	2,430

Note	17 | Trade receivables

	06.30.26	12.31.25
Current:
Sales of electricity – Billed	366,903	357,495
Receivables in litigation	2,934	1,792
Allowance for the impairment of trade receivables	(34,325)	(29,258)
Subtotal	335,512	330,029

Sales of electricity – Unbilled	223,347	220,318
PBA & CABA government credit	5,412	29,513
Fee payable for the expansion of the transportation and others	2	2
Total current	564,273	579,862

The value of the Company’s trade receivables approximates their fair value.

The roll forward of the allowance for the impairment of trade receivables is as follows:

	06.30.26	06.30.25
Balance at beginning of the year	29,258	17,469
Increase	12,301	10,870
Decrease	(2,827)	(3,499)
Result from exposure to inflation	(4,407)	(2,666)
Balance at end of the period	34,325	22,174

Note	18 | Financial assets at amortized cost

	06.30.26	12.31.25

Negotiable instruments	54,433	27,494

Note	19 | Financial assets at fair value through profit or loss

	06.30.26	12.31.25
Non-current
Shares	54,689	62,730

Current
Negotiable instruments	119,857	152,913
Mutual funds	547,838	508,048
Total current	667,695	660,961

28

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

The non-current shares relate to acquisitions of minority interests in the share capital of two companies engaged in the development of mining projects aimed at the exploration of critical minerals, such as lithium and copper, at an early-stage or pre-exploration phase, in the province of Catamarca, whose adjacent areas show high prospectivity. Those acquisitions represent 15% and 40% of those companies’ share capital, with political rights in the latter case being limited to 11.8%. The Company has recognized these investments at their fair value in accordance with IFRS 9.

The fair value of the shares as of June 30, 2026 amounts to $ 54,689 and has been determined on the basis of valuation reports prepared by independent experts, which take into consideration third-party comparable transactions involving properties at similar exploration stages. Due to the fact that there is no active market for the shares, a per-hectare multiples approach was used, adjusted for geological characteristics, location and market conditions. The applicable fair value category is Level 3 (Note 5).

Note	20 | Cash and cash equivalents

	06.30.26	12.31.25	06.30.25
Cash and banks	277,122	159,975	61,121
Time deposits	15,539	11,350	7,722
Mutual funds	255,457	70,756	10,266
Total cash and cash equivalents	548,118	242,081	79,109

The reconciliation of the balances of cash and cash equivalents that are disclosed in the Statement of Cash Flows in accordance with the provisions of IAS 7 is as follows:

	06.30.26	12.31.25	06.30.25
Balances as above	548,118	242,081	79,109
Bank overdrafts (Note 25)	(77,387)	(77,188)	(78,876)
Balances per statement of cash flows	470,731	164,893	233

Note	21 | Share capital and additional paid-in capital

	Share capital	Additional paid- in capital	Total

Balance at June 30, 2026 and at December 31, 2025	1,166,984	15,875	1,182,859

As of June 30, 2026, the Company’s share capital amounts to 906,455,100 shares, divided into 462,292,111 common, book-entry Class A shares with a par value of one peso each and the right to one vote per share, 442,566,330 common, book-entry Class B shares with a par value of one peso each and the right to one vote per share, and 1,596,659 common, book-entry Class C shares with a par value of one peso each and the right to one vote per share.

Note	22 | Allocation of profits

The restrictions on the distribution of dividends by the Company are those provided for by the Business Organizations Law and by the negative covenants established by the Corporate Notes program.

If the Company’s Debt Ratio were higher than 3.75, the negative covenants set out in the Corporate Notes program, which establish, among other issues, the Company’s impossibility to make certain payments, such as dividends, would apply.

29

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Additionally, in accordance with Title IV, Chapter III, section 3.11.c of the CNV regulations, the amounts subject to distribution will be restricted to the amount equivalent to the acquisition cost of the Company’s own shares. In this regard, the Company has special-purpose reserves to cover the aforementioned restriction.

Note	23 | Trade payables

	Note	06.30.26	12.31.25
Non-current
Customer guarantees		5,995	5,527
Customer contributions		255	293
Total non-current		6,250	5,820

Current
Payables for purchase of electricity - CAMMESA (1)		235,413	192,722
Provision for unbilled electricity purchases - CAMMESA		254,838	220,481
Suppliers		188,811	215,536
Related parties	31.c	14,100	21,916
Advance to customer		5,917	5,975
Customer contributions		38	44
Discounts to customers		-	44
Total current		699,117	656,718

(1) As of June 30, 2026, is disclosed net of the credits recognized in the Framework Agreement for $ 12,732 (Note 2.c). As of June 30, 2026 and December 31, 2025, includes $ 950 and $ 47,672 relating to post-dated checks issued by the Company in favor of CAMMESA, respectively.

The value of the financial liabilities included in the Company’s trade payables approximates their fair value.

Note	24 | Other payables

	Note	06.30.26	12.31.25
Non-current
Payment plan - CAMMESA	2.b	324,438	381,402
ENRE penalties and discounts		8,386	8,195
Payment agreements with ENRE (1)		7,532	-
Financial Lease Liability(2)		2,967	5,002
Total Non-current		343,323	394,599

Current
Payment plan - CAMMESA	2.b	69,575	71,788
ENRE penalties and discounts		62,660	70,867
Payment agreements with ENRE (1)		5,847	-
Related parties	31.c	222	272
Advances for works to be performed		13	15
Financial Lease Liability(2)		4,237	4,856
Other		19	236
Total Current		142,573	148,034

(1)     Related to an agreement entered into between ENRE and the Company regarding penalties associated with feeders, payable in 30 consecutive monthly installments.

The value of the rest of the financial liabilities included in the Company’s other payables approximates their fair value.

30

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(2)	The development of the finance lease liability is as follows:

	06.30.26	06.30.25
Balance at beginning of the year	9,858	13,659
Increase	1,290	2,934
Payments	(4,532)	(8,149)
Exchange difference	290	2,330
Interest	1,720	2,822
Result from exposure to inlfation	(1,422)	(1,791)
Balance at end of the period	7,204	11,805

Note	25 | Borrowings

	06.30.26	12.31.25
Non-current
Corporate notes (1)	1,301,667	764,169
Financial loans (2)	36,111	59,072
Total non-current	1,337,778	823,241

Current
Corporate notes (1)	141,573	314,929
Interest from corporate notes	25,676	22,519
Bank overdrafts (2)	77,387	77,188
Discounted own checks (3)	-	72,287
Financial loans (2)	115,789	73,633
Total current	360,425	560,556

(1)	Net of debt issuance, repurchase and redemption expenses.

(2)	The table below outlines the Company’s financing arrangements with banks:

		in ARS			in ARS		in ARS
Bank	Annual loan rate	Financial loans at 06/30/2026	Financial loans at 12/31/2025	Annual overdraft rate	Bank overdrafts at 06/30/2026	Bank overdrafts at 12/31/2025	Balances at 06/30/2026	Balances at 12/31/2025
Nación	33%	20,266	23,587	-	-	5,834	20,266	29,421
Credicoop	37%	14,328	10,800	23%	9,978	11,710	24,306	22,510
Provincia	36%	23,813	18,319	23%	7,512	-	31,325	18,319
ICBC	40%	68,161	79,999	-	-	1,269	68,161	81,268
Santa Fe	42%	25,332	-	-	-	-	25,332	-
Ciudad	-	-	-	22%	19,969	17,491	19,969	17,491
Macro	-	-	-	26%	39,928	35,053	39,928	35,053
Industrial	-	-	-	-	-	5,831	-	5,831
Total		151,900	132,705		77,387	77,188	229,287	209,893

(3)	Relates to post-dated checks issued by the Company to its own order and discounted with financial institutions. These discounting operations provide financing and accrue interest.

The fair values of the Company’s Corporate Notes as of June 30, 2026 and December 31, 2025 amount approximately to $ 1,601,311 and $ 1,165,816 respectively. Those values have been determined on the basis of the estimated market price of the Corporate Notes at the end of the period/year. The applicable fair value category is Level 1.

31

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

On April 15, 2026, in accordance with the provisions of the Prospectus Supplement, the Company approved the terms of issue of Class No. 10, US dollar-denominated Corporate Notes, due in 2031, 2032 and 2033, to be issued for an aggregate principal amount of up to USD 300,000,000, which may be increased to USD 550,000,000, in the framework of the Global Program for the Issuance of Corporate Notes.

Furthermore, simultaneously with the issuance mentioned above, the Company launched a Cash Tender Offer to acquire up to USD 150,000,000 of its outstanding Class No. 7 Corporate Notes.

In this regard, on April 28, 2026, the Company issued Class No. 10 -Series I and II- Corporate Notes for a principal amount of USD 523,338,243 and USD 26,661,757, respectively (with bids totaling USD 1,151,000,000).

In particular, the Class No. 10 Series II Corporate Notes were paid in kind through the delivery of the Company's Class No. 3 and Class No. 5 Corporate Notes, which were subsequently canceled for an amount of USD 25,260,945.

The principal on Class No. 10 Corporate Notes will be repaid in three equal installments on April 28, 2031, 2032 and 2033. Furthermore, they will accrue interest at a fixed nominal annual rate of 9.5%, payable semiannually in arrears.

Additionally, as a result of the “Early Tender” within the framework of the Tender Offer for Class No. 7 Corporate Notes, the Company increased the maximum acceptance amount to USD 175,000,000, thereby accepting the tendered corporate notes on a pro-rata basis up to said amount. Consequently, on April 30, 2026, the Company redeemed USD 175,000,000 of the Class No. 7 Corporate Notes for cash, reducing the outstanding amount to USD 300,000,000.

The Company is subject to covenants that limit its ability to incur indebtedness pursuant to the terms and conditions of Classes Nos. 3, 5, 7, 9 and 10 Corporate Notes, which indicate that the Company may not incur new Indebtedness, except for certain Permitted Indebtedness or when the Debt ratio is not greater than 3.75 or less than zero and the Interest Expense Coverage ratio is less than 2. As of June 30, 2026, the values of the aforementioned ratios meet the established parameters.

Based on the above, the Company’s Corporate Note debt structure as of June 30, 2026 is comprised of as follows:

		in USD					in millions of $
Corporate Notes	Class	Financial debt at 12/31/2025	Exchange	Issue	Payment / Repurchase	Financial debt at 06/30/2026	Financial debt at 12/31/2025	Financial debt at 06/30/2026
Fixed rate - Maturity 2026	3	95,762,688	(13,438,158)	-	-	82,324,530	162,923	123,678
Fixed rate - Maturity 2026	8	80,000,000	-	-	(80,000,000)	-	138,662	-
Floating rate - Maturity 2026 (*)	9	13,745,704	-	-	-	13,745,704	24,662	20,800
Fixed rate - Maturity 2028	5	81,920,187	(11,822,787)	-	-	70,097,400	141,948	103,897
Fixed rate - Maturity 2028/29/30	7	377,179,964	-	89,974,800	(172,439,486)	294,715,278	633,422	419,237
Fixed rate - Maturity 2031/32/33	10	-	-	543,889,500	-	543,889,500	-	795,086
Total		648,608,543	(25,260,945)	633,864,300	(252,439,486)	1,004,772,412	1,101,617	1,462,698

		in USD					in millions of $
Corporate Notes	Class	Financial debt at 12/31/2024	Exchange	Issue	Payment / Repurchase	Financial debt at 12/31/2025	Financial debt at 12/31/2024	Financial debt at 12/31/2025
Floating rate - Maturity 2025 (*)	4	24,301,486	-	-	(24,301,486)	-	39,323	-
Fixed rate - Maturity 2025	1	8,218,667	-	-	(8,218,667)	-	13,176	-
Floating rate - Maturity 2025 (*)	6	16,776,504	-	-	(16,776,504)	-	26,421	-
Fixed rate - Maturity 2026	3	95,762,688	-	-	-	95,762,688	150,938	162,923
Fixed rate - Maturity 2026	8	-	-	80,000,000	-	80,000,000	-	138,662
Floating rate - Maturity 2026 (*)	9	-	-	13,745,704	-	13,745,704	-	24,662
Fixed rate - Maturity 2028	5	81,920,187	-	-	-	81,920,187	126,349	141,948
Fixed rate - Maturity 2028/29/30	7	179,947,186	-	197,232,778	-	377,179,964	277,084	633,422
Total		406,926,718	-	290,978,482	(49,296,657)	648,608,543	633,291	1,101,617

(*) Issuance in ARS, translated into USD at the exchange rate detailed in Note 5.

32

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

The maturities of the Company’s borrowings and their exposure to interest rates are as follow:

	06.30.26	12.31.25
Fixed rate
Less than 1 year	223,836	491,382
From 1 to 2 years	103,897	-
From 2 to 5 years	1,197,770	764,169
Total fixed rate	1,525,503	1,255,551
Floating rate
Less than 1 year	136,589	69,174
From 1 to 2 years	36,111	59,072
Total floating rate	172,700	128,246

The Company’s borrowings are denominated in the following currencies:

	06.30.26	12.31.25
Argentine peso	250,087	308,071
US dollars	1,448,116	1,075,726
Total borrowings	1,698,203	1,383,797

On June 29, 2026, in accordance with the provisions of the Prospectus Supplement, the Company approved the terms of issue of Class No. 11, US dollar-denominated Corporate Notes, due in 2029, to be issued for an aggregate principal amount of up to USD 150,000,000, which may be increased to USD 230,000,000, in the framework of the Global Program for the Issuance of Corporate Notes.

Consequently, on July 3, 2026, the Company issued Class No. 11 Corporate Notes for a principal amount of USD 213,462,519.

Furthermore, on July 27, 2026, in accordance with the provisions of the Prospectus Supplement, the Company approved the terms of issue of Additional Class No. 10 US dollar-denominated Corporate Notes, due in 2031, 2032 and 2033, to be issued for a maximum principal amount of up to USD 300,000,000, following the increase of the Program amount to USD 1,700,000,000 (Note 32).

Consequently, on August 5, 2026, the Company issued Additional Class No. 10 Corporate Notes for a principal amount of USD 200,000,000.

Finally, on August 7, 2026, the Company repaid in full its Class No. 9 Corporate Notes, for a total principal amount of $ 20,000.

Note	26 | Deferred revenue

	06.30.26	12.31.25
Non-current
Nonrefundable customer contributions	28,156	32,513
Investment plan - Agreement on the Regularization of Obligations (1)	128,047	130,225
Total non-current	156,203	162,738

Current
Nonrefundable customer contributions	4,751	880

(1)	As of June 30, 2026 and December 31, 2025, includes $ 110,311 and $ 112,279 relating to the investment plan of the Agreement on the Regularization of Payment Obligations entered into in May 2019, and $ 17,736 and $ 17,946 relating to the investment plan of the Agreement on the Regularization of Payment Obligations entered into in December 2022, respectively.

33

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Note	27 | Salaries and social security taxes payable

	06.30.26	12.31.25
Non-current
Seniority-based bonus	10,189	12,292

Current
Salaries payable and provisions	37,108	58,557
Social security payable	43,945	40,070
Early retirements payable	3,319	3,878
Total current	84,372	102,505

The value of the Company’s salaries and social security taxes payable approximates their fair value.

Note	28 | Income tax and deferred tax

The breakdown of income tax, determined in accordance with the provisions of IAS 12, is as follows:

	06.30.26	06.30.25
Deferred tax	27,753	68,071
Current tax	(79,347)	(113,652)
Difference between provision and tax return	4,421	1,529
Income tax expense	(47,173)	(44,052)

The detail of the income tax expense for the period includes two effects: (i) the current tax for the period payable in accordance with the tax legislation applicable to the Company; and (ii) the effect of applying the deferred tax method on the temporary differences arising from the valuation of assets and liabilities for accounting and tax purposes.

The breakdown of deferred tax assets and liabilities is as follows:

	06.30.26	12.31.25
Deferred tax assets
Trade receivables and other receivables	13,612	11,859
Trade payables and other payables	4,051	-
Salaries and social security payable and Benefit plans	15,191	11,398
Tax liabilities	194	133
Provisions	17,149	19,878
Deferred tax asset	50,197	43,268

Deferred tax liabilities
Property, plant and equipment	(879,673)	(910,607)
Financial assets at fair value through profit or loss	(107,401)	(102,896)
Trade payables and other payables	-	(2,518)
Borrowings	(17,561)	(9,439)
Deferred tax liability	(1,004,635)	(1,025,460)

Net deferred tax liability	(954,438)	(982,192)

34

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Based on the guidelines provided for in IFRIC 23 “Uncertainty over income tax treatments”, the Company has restated for inflation the cumulative tax losses and fixed assets depreciation for additions prior to January 1, 2018, using the wholesale price index, general level (IPIM) and the consumer price index, general level (IPC), respectively. This criterion has been adopted taking into consideration that the effective income tax rate shows a confiscatory result, in line with the Supreme Court of Justice of Argentina’s decision rendered in the case entitled “Telefónica de Argentina SA and Another vs/EN-AFIP-DGI, General Tax Bureau” on October 25, 2022.

The reconciliation between the income tax expense recognized in profit or loss and the amount that would result from applying the applicable tax rate to the accounting income before taxes, is as follows:

	06.30.26	06.30.25
Income for the period before taxes	204,305	219,005
Applicable tax rate	35%	35%
Result for the period at the tax rate	(71,507)	(76,652)
Gain on net monetary position	92,154	85,505
Adjustment effect on tax inflation	(72,071)	(54,008)
Non-taxable income	(170)	(426)
Difference between provision and tax return	4,421	1,529
Income tax expense	(47,173)	(44,052)

The income tax payable, net of withholdings is as follows:

	06.30.26	12.31.25
Current
Tax payable	79,347	136,596
Tax withholdings	(13,928)	(27,199)
Total current	65,419	109,397

Note	29 | Tax liabilities

	06.30.26	12.31.25
Non-current
Current
Provincial, municipal and federal contributions and taxes	4,497	5,736
VAT payable	20,812	23,353
Tax withholdings	469	451
SUSS withholdings	20,174	58,495
Municipal taxes	6,132	6,355
Income tax payment plan	40,692	-
Total current	92,776	94,390

35

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Note	30 | Provisions

Included in non-current liabilities
	For contingencies
	06.30.26	06.30.25
Balance at the beggining of the year	28,050	33,050
Increases	3,330	2,516
Result from exposure to inflation for the period	(4,205)	(4,634)
Balance at the end of the period	27,175	30,932

Included in current liabilities

	For contingencies
	06.30.26	06.30.25
Balance at the beggining of the year	28,631	12,440
Increases	8,249	16,816
Decreases	(10,901)	(2,945)
Result from exposure to inflation for the period	(4,256)	(1,868)
Balance at the end of the period	21,723	24,443

Note	31 | Related-party transactions

The following transactions were carried out with related parties:

a.	Expense

Company	Concept	06.30.26	06.30.25

EDELCOS S.A.	Technical advisory services on financial matters	(37,399)	(38,139)
SACME	Operation and oversight of the electric power transmission system	(2,526)	(1,834)
Quantum Finanzas S.A.	Legal fees	(1,751)	(871)
		(41,676)	(40,844)

b.	Key Management personnel’s remuneration

	06.30.26	06.30.25

Salaries	16,750	18,416

36

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

The balances with related parties are as follow:

c.	Receivables and payables

	06.30.26	12.31.25
Other receivables - Non current
SACME	837	614
	837	614

Trade payables
EDELCOS	(14,100)	(21,916)
	(14,100)	(21,916)
Other payables
SACME	(222)	(272)
	(222)	(272)

Note	32 | Shareholders’ Meeting

The Company’s Annual Ordinary Shareholders’ Meeting held on April 29, 2026 resolved, among other issues, the following:

-	To approve the Company’s Annual Report and Financial Statements as of December 31, 2025.
-	To allocate the $ 239,236 profit for the year ended December 31, 2025 (which at the purchasing power of the currency at June 30, 2026 amounts to $ 279,538) as follows: $11,962 to the setting up of the Statutory Reserve, and $227,274 to the setting up of the Discretionary Reserve (which at the purchasing power of the currency at June 30, 2026 amount to $13,977 and $265,561, respectively), in accordance with the terms of section 70, 3rd paragraph, of Business Organizations Law No. 19,550.
-	To approve the actions taken by the Directors and Supervisory Committee members, together with their respective remunerations.
-	To appoint Directors, Supervisory Committee members and the external auditors for the current fiscal year.

Furthermore, the Company’s Ordinary Shareholders’ Meeting held on July 27, 2026, resolved to approve the increase in the amount of the Company’s Global Corporate Notes Issuance Program to up to USD 1,700,000,000, and to delegate authority to the Board of Directors.

Note	33 | Participation in the competitive bidding process of Metrogas

The Company is participating in the competitive bidding process conducted by YPF S.A. to select the buyer of the shares it holds in Metrogas S.A., the leading natural gas distribution company in Argentina.

On July 23, 2026, the Company, jointly with Andina Energies PLC, submitted an irrevocable offer to YPF S.A. to acquire the shares of Metrogas S.A., representing 70% of its share capital and voting rights, and the shares representing 5% of the share capital and voting rights of MetroEnergía S.A., a subsidiary of Metrogas S.A.

At the date of issuance of these condensed interim consolidated financial statements, there can be no assurance as to the acceptance of the Company's offer, the consummation of the transaction, or the date of its occurrence.

37

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Note	34 | Events after the reporting period

The following are the events that have occurred subsequent to June 30, 2026:

-	Issuance of Class No. 11 and Additional Clase No. 10 Corporate Notes, Note 25.
-	Increase in the amount of the Global Corporate Notes Issuance Program, Note 32.
-	Validation of 2025 consumption under the Framework Agreement, Note 2.c.
-	Participation in the Metrogas competitive sale process, Note 33.
-	Amendment to both the seasonal reference prices and the values of the Company’s electricity rate schedules – SE Resolution No. 190/2026 and ENReGE Resolution No. 375/2026, Note 2.a.
-	Repayment of the Company’s Class No. 9 Corporate Notes, Note 25.

DANIEL MARX
Chairman

38

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Empresa Distribuidora y Comercializadora Norte S.A.

By:	/s/ Germán Ranftl
Germán Ranftl
Chief Financial Officer

Date: August 10, 2026